FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                               For 10 January 2003
                         Commission File Number 0-30358

                                  ebookers plc
                               -------------------
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    ----------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  |X|          Form 40-F
                                    -----                   -----

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                 No   |X|
                                   -------           --------

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.


Enclosures:

Press release - 5000 passengers in one day         10 January 2003        3 inc
milestone

FINAL
PRESS RELEASE


             EBOOKERS REACHES 5,000 PASSENGERS IN ONE DAY MILESTONE

10 January 2003: - ebookers plc, the pan-European online travel agency (LSE: EBR, Nasdaq: EBKR), today announces that it has reached its 5,000 passengers in one day sales milestone.

On 8 January 2003 tickets were sold to 5,242 passengers across Europe. On the same day last year the company processed 2,674 passengers. This is a like for like comparison as there have been no acquisitions during the intervening period.

Dinesh Dhamija, Chief Executive Officer, ebookers plc comments:

"In April last year I stated our intention to turn ebookers into a (pound)1 billion sales company within 2 years through acquisition and organic growth. Since then, Phil Dale, our Chief Information Officer and his team have developed, improved and renewed our IT infrastructure to give us the scalability and capacity to deal with these sales volumes. We believe that achieving 5,000 passengers in a day through organic growth is an important milestone on the way and testament to the hard work and dedication of all our staff. "

For the year ended 31 December 2002 ebookers plc was the third best performing share on the London Stock Exchange.


Disclaimer:

This is not a general statement on trading. The figures referred to in this release are daily passenger statistics referring to two days only within the period and the figures should not be extrapolated.

For further information:

ebookers plc
Oliver Strong                                               +44 (0) 20 7489 2239
oliver.strong@ebookers.com                                  +44 (0) 7771 934 153

Cubitt Consulting (UK)
Peter Ogden                                                 +44 (0) 20 7367 5117
peter.ogden@cubitt.com                                      +44 (0) 7811 124 197

About ebookers plc

ebookers plc is a leading pan-European online travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK, and the company has a back office processing facility in India. ebookers is listed on the London Stock Exchange and the Nasdaq in the United States of America.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements, readers should carefully consider the foregoing factors and other uncertainties and events, as well as factors described in documents ebookers plc files from time to time with regulatory authorities in the United Kingdom and the United States, including annual reports on Form 20-F filed with the US Securities and Exchange Commission. Any forward-looking statements speak only as of the date on which they are made and except as required by the rules of the UK Listing Authority, the London Stock Exchange the Nasdaq National Market and applicable law, ebookers plc undertakes no obligation to update publicly or revise any forward-looking statements.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     ebookers plc

                                                     /s/ Helen O'Byrne
Dated:  January 21 2003                              -----------------
                                                     Helen O'Byrne
                                                     Company Secretary